Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Investcorp AI Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Investcorp AI Acquisition Corp. effective at the opening of the trading session on July 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2(b).
The Company was notified of the Staff determination on April 29, 2025. The Company did not file an appeal. The Company securities were suspended on May 8, 2025. The Staff determination to delist the Company securities became final on May 8, 2025.